Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中 通 快 遞 ( 開 曼 )有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2023

The Board of ZTO Express (Cayman) Inc. is pleased to announce the unaudited annual consolidated results of the Group for the year ended December 31, 2023, together with the comparative figures for the corresponding period in 2022. These annual results have been prepared in accordance with U.S. GAAP and have been reviewed by the Audit Committee of the Board.

FINANCIAL HIGHLIGHTS

	For the Year Ended December 31,
	2022		2023		Change (%)
	(Audited)		(Unaudited)
	(RMB in thousands, except percentages and per share data)
Revenues		35,376,996		38,418,915	8.6%
Cost of Revenues		(26,337,721)		(26,756,389)	1.6%
Gross Profit		9,039,275		11,662,526	29.0%
Net income		6,658,966		8,754,457	31.5%
Net income attributable to ordinary shareholders		6,809,056		8,749,004	28.5%
Non-GAAP Financial Measures:
EBITDA(1)		11,153,363		13,857,799	24.2%
Adjusted EBITDA(2)		11,289,073		14,107,290	25.0%
Adjusted net income(3)		6,805,999		9,005,920	32.3%
Adjusted net income attributable to ordinary shareholders(4)		6,956,089		9,000,467	29.4%
Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders(5)
Basic	RMB	8.59	RMB	11.14	29.7%
Diluted	RMB	8.54	RMB	10.90	27.6%

(1)	EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

(2)	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(3)	Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investment and subsidiary and corresponding tax impact in which management aims to better represent the underlying business operations.

(4)	Adjusted net income attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as net income attributable to ordinary shareholders of the Group excluding shared-based compensation expense and non-recurring items such as the gain on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(5)	Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ADS, respectively.

Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes.

We believe that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income, and provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

	For the year ended December 31,
	2022	2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands, except for share and per share data)
Net income	6,658,966	8,754,457	1,233,040
Add:
Share-based compensation expense(1)	178,980	254,976	35,913
Impairment of investment in equity investees(1)	26,328	–	–
Gain on disposal of equity investees and subsidiaries and others, net of income taxes	(58,275)	(3,513)	(495)

Adjusted net income	6,805,999	9,005,920	1,268,458

Net income	6,658,966	8,754,457	1,233,040
Add:
Depreciation	2,540,899	2,740,819	386,037
Amortization	129,647	134,390	18,928
Interest expenses	190,521	289,533	40,780
Income tax expenses	1,633,330	1,938,600	273,046

EBITDA	11,153,363	13,857,799	1,951,831

Add:
Share-based compensation expense	178,980	254,976	35,913
Impairment of investment in equity investees	26,328	–	–
Gain on disposal of equity investees and subsidiaries and others	(69,598)	(5,485)	(773)

Adjusted EBITDA	11,289,073	14,107,290	1,986,971

(1)       Net of income taxes of nil

	For the year ended December 31,
	2022	2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	6,809,056	8,749,004	1,232,272
Add:
Share-based compensation expense(1)	178,980	254,976	35,913
Impairment of investment in equity investees(1)	26,328	–	–
Gain on disposal of equity investees and subsidiaries and others, net of income taxes	(58,275)	(3,513)	(495)

Adjusted net income attributable to ordinary shareholders	6,956,089	9,000,467	1,267,690

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	809,442,862	807,739,616	807,739,616
Diluted	820,273,531	838,948,683	838,948,683

Net earnings per share/ADS attributable to ordinary shareholders
Basic	8.41	10.83	1.53
Diluted	8.36	10.60	1.49

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	8.59	11.14	1.57
Diluted	8.54	10.90	1.54

(1)        Net of income taxes of nil

BUSINESS REVIEW AND OUTLOOK

Business Review during the Reporting Period

We are a leading and fast-growing express delivery company in China. We provide domestic and international express delivery services as well as other value-added logistics services through our extensive and reliable nationwide network coverage in China.

In 2023, we achieved solid financial and operating results as consumer confidence and consumption in China began to resume. Our revenue increased by 8.6% from RMB35,377.0 million for the year ended December 31, 2022 to RMB38,418.9 million for the same period in 2023, primarily due to an increase in express delivery demand in the post-pandemic recovery.

Core Express Delivery Business

We derive a substantial part of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. In addition, we also directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

We determine the level of pricing of our network transit fee based on the operating costs of our business while also considering other factors, including market conditions and competition as well as our service quality. The network transit fees we charge our network partners are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route distance. The delivery service fees we charge the enterprise customers are also based on parcel weight and route distance.

Our network partners generally charge each parcel sender a delivery services fee directly. They have full discretion over the pricing of their services after taking into consideration certain of their costs, including the network transit fees we charge them and other factors, including market conditions and competition as well as their service quality. There has historically been decline in the delivery services fees charged by our network partners to parcel senders partially due to decreasing unit operational costs and market competition. We have been able to adjust the level of network transit fees based on market conditions and our operating costs.

Ecosystem of Integrated Solutions

We aim to become an integrated logistics service provider. Building on our core express delivery business, we are expanding our service offerings with a goal to build an ecosystem of express delivery, less-than-truckload (LTL), cross-border, warehousing, aviation, cold chain and commerce solutions. The expansion of our business channels enables us to capture diversified demand. We provide LTL logistics services with a focus on heavy cargo and international express delivery services in Southeast Asia, Africa and other countries; cross border including freight forwarding services; we also provide customers with integrated logistics solutions for warehousing, distribution and transportation.

Logistics Network and Infrastructure

Network base

We operate a highly scalable and flexible network partnership model to buttress the significant growth of e-commerce in China. We pride ourselves in having established a solid and cohesive network base that covers 99% of cities and counties across China. As of December 31, 2023, we had approximately 6,000 direct network partners operating over 31,000 pickup and delivery outlets and over 110,000 last-mile posts nationwide.

We continuously seek to expand our network by connecting with new qualified network partners. We provide training to new partners to ensure quality of performance. We also support our network partners in their construction of last-mile posts, including to the countryside and rural areas, to enhance our last-mile presence and market penetration. Leveraging our experience and resources, we support the upgrading of their throughput capacity as well, which strengthens our service capabilities, sustains our competitiveness and fuels our long-term growth.

Logistics Infrastructure

Our expansive service network is supported by our mission-critical line-haul transportation and sorting infrastructure. As of December 31, 2023, our logistics infrastructure network comprised 99 sorting hubs with 464 automation lines and over 3,900 line-haul routes serviced by over 10,000 self-owned line-haul trucks, out of which more than 9,200 were 15 to 17-meter-long high capacity models.

To increase our parcel handling capacity and our ability to handle volume surges, we continuously invest in our logistical infrastructure of sorting hubs and line-haul fleets to effectively address logistical bottlenecks. Our automated sorting lines are a result of our continuous adoption of new technology solutions in automation hardware and software to increase operating efficiency. We also control the route planning and vehicle dispatch of our entire line-haul transportation network. Leveraging our technological know-how, we have systematically introduced mechanisms to increase the fleet load rates and transportation efficiency as parcel volume increased.

Technology Infrastructure

Our self-developed and centralized Zhongtian system is the technology backbone for the efficient management of our complex network operations and delivery services. It has over hundreds of modules with numerous functionalities and features covering all scenarios of our business and operations, including our operational management, network management, settlement, finance and other integrated systems and mobile apps connecting our network partners.

For instance, we have developed a suite of technologies and proprietary algorithms for real-time monitoring, order dispatchment and forecasting to support the high-throughput processing of over 100 million orders per day. Utilizing the accumulated big data of parcel traffic and volume, our intelligent routing algorithms are able to dynamically model and predict future parcel volume, and adjust manpower and transport resource allocation to achieve optimal transportation time and costs. We have also implemented key checkpoints throughout the service value chain aimed at the timely identification and rectification of logistical bottlenecks, so as to ensure the smooth end-to- end operation of our express delivery services.

The continuous digitization and intelligentization of our operations enable us to address mismatch between volume and delivery capacity, which optimizes dispatch schedules and improves order fulfilment rate, all while lowering our operating costs. Our continued efforts in upgrading our technology infrastructure to promote intelligent logistics have contributed to the decrease in our combined unit cost of sorting and transportation for the year ended December 31, 2023 compared to the same period in 2022.

Environment, Social and Governance (ESG)

The express delivery industry plays a critical role in reducing distribution costs and supporting the development of many related industries; it enables consumers to buy more and better products at lower cost; it helps merchants to reduce costs while improving efficiency and creating value; it improves the distribution of products and reduces logistics cost across the whole country, making manufacturing and agricultural industries more competitive.

ZTO has been proactively contributing to sustainable development for the benefit of our society and environment, while constantly enhancing corporate governance capability in areas such as compliance operations and risk control. Over the past twenty years, ZTO has evolved from serving ourselves to serving people and now to serving society, by continuing to build a platform that is increasingly beneficial to society, ZTO has accumulated more resources, connected and empowered more people, and achieved integrated development, cooperation and win-win together with all kinds of partners. As its express delivery business matures, ZTO is actively building an expansive ecosystem that will transform us into a comprehensive logistics supplier that will help the whole society reduce logistics costs. ZTO has taken the initiative to fulfill its social responsibilities, for instance by working to develop a more “green” express delivery service, guaranteeing safety, helping with economic development, and creating more value for society.

The Company has published our annual ESG reports since 2019, detailing our key initiatives and development in areas pertaining to environmental, social and corporate governance issues. The ESG reports are available at http://zto.investorroom.com/. The Company’s ESG report for the year ended December 31, 2023 will be published together with its annual report for the year ended December 31, 2023 in due course.

Voluntary Conversion to Primary Listing on the Hong Kong Stock Exchange

The Company’s voluntary conversion of its secondary listing status to primary listing on the Hong Kong Stock Exchange became effective on May 1, 2023. The Company is now a dual primary listed company on the Hong Kong Stock Exchange in Hong Kong and the NYSE in the United States.

Important Events after the Reporting Period

Declaration of Dividend Payment

The Board has approved a cash dividend of US$0.62 per ADS and ordinary share for the fiscal year 2023, representing a 68% increase compared to the dividend for the fiscal year 2022, to holders of its ordinary shares and ADSs as of the close of business on April 10, 2024. The dividend payment represents a 40% dividend payout ratio. For holders of Class A ordinary shares, in order to qualify for entitlement to the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on April 10, 2024 (Hong Kong Time). The payment date is expected to be April 22, 2024 for holders of Class A ordinary shares, and April 29, 2024 for holders of ADSs.

Adoption of Semi-Annual Regular Dividend Policy

The Board has approved a semi-annual regular cash dividend policy starting from 2024. Under the semi-annual dividend policy, starting from 2024, the Company will declare and distribute a recurring cash dividend semi-annually, in which the aggregate amount of the semi-annual dividend for each year is equivalent to no less than 40% of the Company’s distributable profit in such fiscal year, or as otherwise authorized by the Board. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon the Company’s operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the Board.

Upsize and Extension of Share Repurchase Program

The Board has approved its share repurchase program in November 2018 and made subsequent modifications, whereby the latest modification increased the aggregate value of shares that may be repurchased to US$1.5 billion and extended the effective time through June 30, 2024. As of December 31, 2023, the Company had purchased an aggregate of 42,501,325 ADSs for US$1,063.0 million on the open market, including repurchase commissions. The remaining funds available under the share repurchase program is US$437.0 million.

The Board has approved to upsize the share repurchase program with US$500 million to increase the aggregate value of shares that may be repurchased to US$2.0 billion, and to extend the effective time by one year through June 30, 2025.

Business Outlook

Since its establishment in 2002, ZTO has always adhered to the philosophy of shared-success, paid attention to infrastructure development and their efficient utilization to establish our competitive advantage, and we have consistently stay relevant in promoting fair and equitable sharing of burden and benefits amongst all participants of our business endeavors. Our leading position at present in the express delivery industry in terms of service quality, scale and profitability is the result of the common goal and concerted win-win cooperation by everyone under the ZTO brand.

Looking ahead, we are confident in the growth prospects of China’s express delivery industry. Staying practical and improving digitization and data-driven process improvements will continuously enhance ZTO’s competitive edge; altruistic service mindset will propel us to grow our business big and strong as well as to take on greater responsibility towards the country and the society; the balanced approach and increases in service quality, scale and reach plus higher earnings will bring about meaningful payback to everyone who participates, supports and invests in us.

Based on current market conditions and current operations, the Company’s parcel volume for 2024 is expected to be in the range of 34.73 billion to 35.64 billion, representing a 15% to 18% increase year over year. Such estimates represent management’s current and preliminary view, which are subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues

	For the Year Ended December 31,
	2022	2023	% of revenues
	(Audited)	(Unaudited)
	(RMB in thousands, except percentages)
Express delivery services	32,575,698	35,488,060	92.4
Freight forwarding services	1,212,677	906,802	2.4
Sale of accessories	1,384,674	1,876,624	4.9
Others	203,947	147,429	0.3

Total revenues	35,376,996	38,418,915	100

Core Express Delivery Business

Revenues from our core express delivery business increased by 9.8% from RMB34,164.3 million for the year ended December 31, 2022 to RMB37,512.1 million for the same period in 2023, as a net result of a 23.8% increase in parcel volume and an 11.3% decrease in parcel unit price. A substantial part of such revenue is derived from services provided to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. For the year ended December 31, 2023, such fees represented 91.4% of our total revenue from express delivery services. The remaining portion of our revenue from express delivery services was derived from enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. KA revenue including delivery fees from direct sales organizations, established to serve core express KA customers, decreased by 37.3% through either re-engagement of partner outlets for fulfilment or rationalization due to loss-making.

Freight Forwarding Services

We provide freight forwarding services through the acquired business of China Oriental Express Co., Ltd., a major freight forwarding and international logistics service provider in Hong Kong and Shenzhen. For the year ended December 31, 2023, revenue from such services decreased by 25.2% compared to the same period in 2022, primarily due to post pandemic e-commerce price decline. Despite the global macroeconomic uncertainties, we anticipate a rebound in cross border e-commerce and consumption, with faster recovery rates expected in Asia.

Cost of Revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of our revenues for the periods indicated:

	For the Year ended December 31,
	2022	2023	% of revenue
	(Audited)	(Unaudited)
	(RMB in thousands, except percentages)
Line-haul transportation cost	12,480,170	13,591,627	35.4
Sorting hub operating cost	7,845,491	8,253,522	21.5
Freight forwarding cost	1,137,140	854,533	2.2
Cost of accessories sold	463,448	513,391	1.3
Other costs	4,411,472	3,543,316	9.2

Total cost of revenues	26,337,721	26,756,389	69.6

Total cost of revenues increased by 1.6% from RMB26,337.7 million for the year ended December 31, 2022 to RMB26,756.4 million for the year ended December 31, 2023.

●	Line haul transportation cost was RMB13,591.6 million, an increase of 8.9% from RMB12,480.2 million in the same period of 2022. The unit transportation cost decreased by 12.1% or 6 cents mainly attributable to better economies of scale, optimized line-haul route planning and decreased fuel price.

●	Sorting hub operating cost was RMB8,253.5 million, an increase of 5.2% from RMB7,845.5 million in the same period of 2022. The increase was primarily consisted of (i) RMB242.3 million increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvement, and (ii) RMB245.7 million increase in depreciation and amortization costs associated with automated equipment and other facilities. With standardization in operating procedures, improved performance evaluation system, the unit sorting cost decreased by 15.0% or 5 cents.

●	Freight forwarding cost was RMB854.5 million, decreased by 24.9% compared with RMB1,137.1 million in the same period of 2022 as freight forwarding revenue declined.

●	Cost of accessories sold was RMB513.4 million, increased by 10.8% compared with RMB463.4 million in the same period of 2022 in line with parcel volume growth.

●	Other costs were RMB3,543.3 million, a decrease of 19.7% from RMB4,411.5 million in 2022. The decrease mainly consisted of (i) RMB904.7 million decrease in dispatching costs associated with serving enterprise customers, offset by (ii) RMB137.2 million increase in IT charges.

Gross Profit

Gross profit increased by 29.0% from RMB9,039.3 million for the year ended December 31, 2022 to RMB11,662.5 million for the year ended December 31, 2023. Our gross profit margin increased to 30.4% for the year ended December 31, 2023 from 25.6% for the same period of 2022, as a combined result of revenues growth and cost productivity gain.

Operating Expenses

Total operating expenses increased by 27.0% to RMB1,654.6 million in the year ended December 31, 2023 from RMB1,302.8 million in the same period of 2022.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 16.7% from RMB2,077.4 million for the year ended December 31, 2022 to RMB2,425.3 million for the year ended December 31, 2023. The increase was primarily due to (i) RMB115.9 million increase in compensation and benefit expenses, (ii) RMB85.6 million provision of losses from a credit loan provided to Shanghai Shuangcaiji Intelligent Technology Co., LTD, an equipment supplier, (iii) RMB80.2 million in headquarter facility expenses, and (iv) RMB74.8 million depreciation and amortization costs associated with administrative equipment and facilities.

Other operating income, net. Our net other operating income decreased by 0.5% from RMB774.6 million for the year ended December 31, 2022 to RMB770.7 million for the year ended December 31, 2023. Other operating income mainly consisted of (i) RMB397.0 million of government subsidies and tax rebates, (ii) RMB277.4 million of VAT super deduction, and (iii) RMB122.0 million of rental income.

Other Income and Expense

Interest income . Our interest income increased by 40.3% from RMB503.7 million for the year ended December 31, 2022 to RMB706.8 million for the year ended December 31, 2023.

Interest expense. Our interest expense increased by 52.0% from RMB190.5 million for the year ended December 31, 2022 to RMB289.5 million for the year ended December 31, 2023.

Gain from fair value changes of financial instruments. Our gain from fair value changes of financial instruments increased by 255.7% from RMB46.2 million for the year ended December 31, 2022 to RMB164.5 million for the year ended December 31, 2023. Gain from fair value changes of financial instruments included a loss of RMB100.0 million of write off of certain trust products managed by Zhongrong International Trust Co. Ltd. (中融) who failed to make redemption payments upon maturity. Such gain or loss from fair value changes of the financial instruments are determined by commercial banks according to market-based estimation of future redemption prices.

Foreign currency exchange gain . Our foreign currency exchange gain decreased by 36.5% from RMB147.3 million for the year ended December 31, 2022 to RMB93.5 million for the year ended December 31, 2023, mainly due to the appreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi.

Income Tax Expense

Our income tax expense increased by 18.7% from RMB1,633.3 million for the year ended December 31, 2022 to RMB1,938.6 million for the year ended December 31, 2023. Overall income tax rate decreased by 1.6% for the year ended December 31, 2023 compared with the same period in 2022 due to an income tax refund of RMB207.1 million received in the third quarter by Shanghai Zhongtongji Network Technology Co., Ltd. (上海中通吉網絡技術有限公司), a wholly- owned subsidiary of the Company, for being recognized as a “Key Software Enterprise” that was qualified for a preferential tax rate of 10% for tax year 2022. Income tax expenses included RMB0.2 billion accrual of withholding tax on dividend payable to ZTO Express (Hong Kong) Limited.

Net Income

As a result of the foregoing, our net income increased by 31.5% from RMB6,659.0 million for the year ended December 31, 2022 to RMB8,754.5 million for the year ended December 31, 2023.

Future Plans for Material Investments or Capital Asset

As of December 31, 2023, we did not have detailed future plans for material investments or capital assets.

Gearing Ratio

As of December 31, 2023, our gearing ratio was 31.9%, compared to 30.6% as of December 31, 2022, calculated by dividing total liabilities by total assets.

Liquidity and Capital Resources

Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities. As of December 31, 2023, our cash and cash equivalents, restricted cash and short-term investments were RMB12,333.9 million, RMB686.6 million, and RMB7,454.6 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use or have maturities of three months or less when purchased. Restricted cash represents secured deposits held in designated bank accounts for issuance of bank acceptance notes, settlement of derivatives and commencement of construction. Short-term investments consist primarily of dual currency notes and deposits, investments in fixed deposits with maturities between three months and one year and wealth management products which we have the intent and the ability to hold to maturity within one year. As of December 31, 2023, approximately 91.8% of our cash and cash equivalents, restricted cash and short-term investments were held by subsidiaries and affiliated entities incorporated in China, and approximately 85.4% of our cash and cash equivalents, restricted cash and short-term investments were denominated in Renminbi.

As of December 31, 2023, we had outstanding principal amount of bank borrowings of RMB7,766.0 million as compared with RMB5,394.4 million as of December 31,2022. The weighted average interest rate of borrowings drawn was 1.6% for the year ended December 31, 2023. All of the bank borrowings of the Group were denominated in RMB and were at fixed interest rate.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations are sufficient to fund our operating activities, capital expenditures and other obligations for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional financing activities. The issuance and sale of additional equity would result in further dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that may restrict our operations and ability to make distributions. However, financing may not be available in amounts or on terms acceptable to us, if at all. Although we consolidate the results of our consolidated affiliated entities, we only have access to the assets or earnings of our consolidated affiliated entities through the Contractual Arrangements.

Significant Investments

We did not make or hold any significant investments during the year ended December 31, 2023.

Material Acquisitions and Disposals

During the Reporting Period, we did not conduct any material acquisitions or disposals of subsidiaries, associates or joint ventures.

Pledge of Assets

As of December 31, 2023, we did not pledge any assets of the Group.

Foreign Exchange Risk

Our revenues, expenses and assets and liabilities are mainly denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk. To date, we have entered into some hedging transactions, such as foreign currency deposits, foreign currency forward contract and options, to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2023, we had RMB2,661.9 million of cash and cash equivalent, restricted cash and short-term investment that were denominated in U.S. dollars. If Renminbi had appreciated by 10% against the U.S. dollar, it would result in a decrease of RMB242.0 million in our cash and cash equivalents, restricted cash and short-term investment.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. Our exposure to interest rate risk also arises from our borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have not been, and do not expect to be, exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Contingent liabilities

We had no material contingent liabilities as at December 31, 2023.

Capital Expenditures and Capital Commitment

In connection with the purchases of property and equipment, purchases of land use rights and the expansion of our self-owned truck fleet and upgrade of our equipment and facilities, we incurred capital expenditures of an aggregate of approximately RMB6.7 billion for the year ended December 31, 2023 (year ended December 31, 2022: RMB7.4 billion). We intend to fund our future capital expenditures with our existing cash balance, proceeds from our offering of convertible senior notes due 2027 and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Our capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Our capital commitments as of December 31, 2023 amounted to RMB4.6 billion. All of these capital commitments will be fulfilled based on the construction progress.

Employees and Remuneration

As of December 31, 2023, the Company had a total of 23,554 employees. The following table sets forth the total number of employees by function:

Functional Area	Number of Employees	% of Total
Sorting	7,857	33.4
Transportation	3,612	15.3
Management and Administration	4,386	18.6
Customer Service	2,001	8.5
Operation Support	3,958	16.8
Technology and Engineering	1,383	5.9
Sales and Marketing	357	1.5

Total	23,554	100.0

In addition to our employees, our workforce also includes over 63,000 outsourced workers, as of December 31, 2023. Our network partners hire their own employees according to their operational needs.

We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages initiative, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

Our total remuneration cost of employees of the Group without share based compensation incurred from the year ended December 31, 2023 was RMB3,226.5 million, as compared to RMB2,967.5 million for the year ended December 31, 2022.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard labor agreements with our employees and, in addition, enter into confidentiality and non-compete agreements with our key employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the key employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

We have adopted the 2016 Plan and established the cash incentive scheme through ZTO ES. Further details in respect of the 2016 Plan and the cash incentive scheme through ZTO ES are set out in the section headed “Directors and Senior Management – Compensation – Share Incentive Plans” in the Prospectus, and the announcements of the Company dated December 23, 2022 and April 26, 2023.

CORPORATE GOVERNANCE

COMPLIANCE WITH THE CG CODE

From the Primary Conversion Effective Date to December 31, 2023 and up to the date of this announcement, the Company has complied with all the code provisions of the CG Code set forth in Part 2 of Appendix C1 (formerly known as Appendix 14) to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman and chief executive officer and Mr. Meisong LAI currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Code for Dealings in Securities by Management (the “Code”), with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 (formerly known as Appendix 10) to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

On April 26, 2023, the Hong Kong Stock Exchange granted a waiver to the Company from strict compliance with Rules A.1, A.3(a) and B.8 of the Model Code in relation to the proposed Rule 10b5-1 trading plan entered into by Mr. Jilei WANG.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code and the Model Code from the Primary Conversion Effective Date to December 31, 2023 and up to the date of this announcement.

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and the Environmental, Social and Governance Committee for overseeing particular aspects of the Company’s affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of two independent non-executive Directors, namely Mr. Herman YU, Mr. Qin Charles HUANG and a non-executive Director, namely Mr. Xing LIU. Mr. Herman YU is the chairman of the Audit Committee. We have determined that Mr. Herman YU, Mr. Xing LIU and Mr. Qin Charles HUANG each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. We have determined that Mr. Herman YU (being our independent non-executive Director with the appropriate professional qualifications) qualifies as an “audit committee financial expert” and as the chairman of the Audit Committee. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing and discussing with the independent auditors their annual audit plan, including the timing and scope of audit activities, and monitor such plan’s progress and results during the year;

●	reviewing with management, the Company’s independent auditors and the Company’s internal auditing department, the information which is required to be reported by the independent auditor;

●	resolving all disagreements between the Company’s independent auditors and management regarding financial reporting;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The Audit Committee has reviewed our unaudited annual results for the year ended December 31, 2023 and has met with the independent auditor of the Company, Deloitte Touche Tohmatsu. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report to shareholders for the year ended December 31, 2023 is still in progress. The figures in respect of the Company’s unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive income, and unaudited condensed consolidated statements of cash flows and the related notes thereto as of and for the year ended December 31, 2023 as set out in this announcement have been agreed by the Company’s auditor, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the Company’s unaudited consolidated financial statements for the year. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement and consequently no opinion or assurance conclusion has been expressed by Messrs. Deloitte Touche Tohmatsu on this announcement.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

OTHER INFORMATION

Purchase, sale or redemption of the Company’s listed securities

During the Reporting Period, the Company repurchased a total of 5,941,076 ADSs on the NYSE (representing the same number of Class A ordinary shares (the “Repurchased Shares”)) for an aggregate consideration of US$141,415,550 (before expense). As at the date of this announcement, other than ADSs transferred to the trust for the benefit of the 2016 Plan prior to the Primary Conversion Effective Date, all the Repurchased Shares repurchased during the Reporting Period have been cancelled.

Particulars of the repurchases made by the Company during Reporting Period are as follows:

NYSE
Month 2023	Number of ADSs repurchased	Highest price paid per ADS	Lowest price paid per ADS	Total consideration paid (before expense)
		(US$)	(US$)	(US$)
February	1,224,100	24.99	23.92	30,333,255.23
March	466,100	23.99	23.48	11,167,340.91
June	222,782	25.00	24.93	5,566,456.87
July	1,710,599	25.00	24.57	42,588,424.51
August	75,148	25.00	23.11	1,804,945.50
November	2,242,347	22.90	21.85	49,955,127.05

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange or the NYSE during the Reporting Period.

Use of proceeds from the Global Offering

The net proceeds received by the Company from the Global Offering (as defined in the Prospectus) were approximately HK$11.1 billion. As of December 31, 2023, all the net proceeds from the Global Offering have been utilized in accordance with the intended use as disclosed in the Prospectus.

Use of proceeds from the Notes Offering

In August 2022, we completed an offering of US$1 billion in aggregate principal amount of convertible senior notes due 2027 (the “2027 Notes”). The 2027 Notes bear interest at a rate of 1.50% per year, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023. The 2027 Notes will mature on September 1, 2027, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. Holders may convert the 2027 Notes at any time prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver, as the case may be, cash, the Company’s ADSs, each currently representing one Class A ordinary share, or a combination of cash and ADSs, at its election. As disclosed in the announcement dated August 25, 2022 issued by the Company in connection with the Notes Offering, the Company has entered into capped call transactions with an affiliate of the initial purchaser and another financial institution in connection with the pricing of the 2027 Notes. The cap price of the capped call transactions is initially US$36.48 per ADS, and is subject to adjustment under the terms of the capped call transactions. The 2027 Notes have been offered to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act of 1933, as amended.

As disclosed in the Company’s announcements dated August 24, 2022 and August 25, 2022, the Company used a portion of the net proceeds from the offering of the 2027 Notes in the amount of US$54 million to pay the costs of the capped call transactions. We received proceeds of approximately US$930.3 million net of issuance cost paid and capped call option. The Company plans to use the remainder of the net proceeds for (i) enhancement of the scale and capability of our logistics operations; (ii) investment in the logistics ecosystem; and (iii) working capital and other general corporate purposes. For further details, please refer to the announcements of the Company dated August 24 and 25, 2022.

As of December 31, 2023, we had partially utilized the above net proceeds as intended as to (i) US$277.2 million for enhancement of the scale and capability of our logistics operations; and (ii) US$453.0 million for working capital and other general corporate purposes. The Company intends to use the remaining proceeds of US$200.1 million as previously disclosed within the next six months.

As of December 31, 2023, all the unutilized net proceeds are held by the Company in short-term interest-bearing accounts at authorized licensed banks.

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2022 and 2023

(Amounts in thousands, except for share and per share data)

		As of December 31,
	Notes	2022	2023
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
				(Note 2)
ASSETS
Current assets
Cash and cash equivalents		11,692,773	12,333,884	1,737,191
Restricted cash		895,483	686,568	96,701
Accounts receivable, net	3	818,968	572,558	80,643
Financing receivables, net		951,349	1,135,445	159,924
Short-term investment		5,753,483	7,454,633	1,049,963
Inventories		40,537	28,074	3,954
Advances to suppliers		861,573	821,942	115,768
Prepayments and other current assets		3,146,378	3,772,377	531,328
Amounts due from related parties		314,483	148,067	20,855

Total current assets		24,475,027	26,953,548	3,796,327

Investments in equity investees		3,950,544	3,455,119	486,643
Property and equipment, net		28,813,204	32,181,025	4,532,603
Land use rights, net		5,442,951	5,637,101	793,969
Intangible assets, net		29,437	23,240	3,273
Operating lease right-of-use assets		808,506	672,193	94,676
Goodwill		4,241,541	4,241,541	597,409
Deferred tax assets		750,097	879,772	123,914
Long-term investment		7,322,545	12,170,881	1,714,233
Long-term financing receivables, net		1,295,755	964,780	135,886
Other non-current assets		816,839	701,758	98,841
Amounts due from related parties-non current		577,140	584,263	82,292

TOTAL ASSETS		78,523,586	88,465,221	12,460,066

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings		5,394,423	7,765,990	1,093,817
Accounts payable	4	2,202,692	2,557,010	360,147
Notes payable	4	200,000	–	–
Advances from customers		1,374,691	1,745,727	245,881
Income tax payable		228,422	333,257	46,938
Amounts due to related parties		49,138	234,683	33,054
Operating lease liabilities, current		229,718	186,253	26,233
Dividends payable		1,497	1,548	218
Other current liabilities		6,724,743	7,236,716	1,019,271

		As of December 31,
	Notes	2022	2023
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
				(Note 2)
Total current liabilities		16,405,324	20,061,184	2,825,559

Non-current operating lease liabilities		510,349	455,879	64,209
Deferred tax liabilities		346,472	638,200	89,889
Convertible senior notes		6,788,971	7,029,550	990,091

Total Liabilities		24,051,116	28,184,813	3,969,748

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 826,943,309 shares issued and 809,247,109 shares outstanding as of December 31, 2022; 812,866,663 shares issued and 804,719,252 shares outstanding as of December 31, 2023)	8	535	525	74
Additional paid-in capital		26,717,727	24,201,745	3,408,744
Treasury shares, at cost (11,671,525 and 3,000,000 shares as of December 31, 2022 and 2023, respectively)		(2,062,530)	(510,986)	(71,971)
Retained earnings		29,459,491	36,301,185	5,112,915
Accumulated other comprehensive loss		(86,672)	(190,724)	(26,862)

ZTO Express (Cayman) Inc. shareholders’ equity		54,028,551	59,801,745	8,422,900

Non-controlling interests		443,919	478,663	67,418

Total Equity		54,472,470	60,280,408	8,490,318

TOTAL LIABILITIES AND EQUITY		78,523,586	88,465,221	12,460,066

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2023

(Amounts in thousands, except for share and per share data)

		Year ended December 31,
	Notes	2022	2023
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
				(Note 2)
Revenues		35,376,996	38,418,915	5,411,191
Cost of revenues		(26,337,721)	(26,756,389)	(3,768,559)

Gross profit		9,039,275	11,662,526	1,642,632
Operating (expenses)/income
Selling, general and administrative		(2,077,372)	(2,425,253)	(341,590)
Other operating income, net		774,578	770,651	108,544

Total operating expenses		(1,302,794)	(1,654,602)	(233,046)

Income from operations		7,736,481	10,007,924	1,409,586
Other income/(expenses)
Interest income		503,722	706,765	99,546
Interest expense		(190,521)	(289,533)	(40,780)
Gain from fair value changes of financial instruments		46,246	164,517	23,172
Gain on disposal of equity investees and subsidiaries and others		69,598	5,485	773
Impairment of investment in equity investees		(26,328)	–	–
Foreign currency exchange gain		147,254	93,543	13,175

Income before income tax and share of loss in equity method investments		8,286,452	10,688,701	1,505,472
Income tax expense	5	(1,633,330)	(1,938,600)	(273,046)
Share of gain in equity method investments		5,844	4,356	614

		Year ended December 31,
	Notes	2022	2023
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
				(Note 2)
Net income		6,658,966	8,754,457	1,233,040
Net loss/(income) attributable to non-controlling interests		150,090	(5,453)	(768)

Net income attributable to ZTO Express (Cayman) Inc.		6,809,056	8,749,004	1,232,272
Net income attributable to ordinary shareholders		6,809,056	8,749,004	1,232,272
Net earnings per share attributable to ordinary shareholders	7
Basic		8.41	10.83	1.53
Diluted		8.36	10.60	1.49
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic		809,442,862	807,739,616	807,739,616
Diluted		820,273,531	838,948,683	838,948,683
Net income		6,658,966	8,754,457	1,233,040
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustment		155,432	(104,052)	(14,655)

Comprehensive income
Comprehensive loss/(income) attributable to non-controlling interests		6,814,398	8,650,405	1,218,385
		150,090	(5,453)	(768)

Comprehensive income attributable to ZTO Express (Cayman) Inc.		6,964,488	8,644,952	1,217,617

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022 and 2023

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2022	2023
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
			(Note 2)
Cash flows from operating activities
Net cash provided by operating activities	11,479,308	13,360,967	1,881,851
Cash flows from investing activities
Purchases of property and equipment	(7,067,744)	(6,528,833)	(919,567)
Purchases of land use rights	(344,988)	(140,948)	(19,852)
Purchases of short-term investment	(9,563,852)	(11,261,190)	(1,586,105)
Maturity of short-term investment	6,713,982	9,798,273	1,380,058
Purchases of long-term investment	(6,388,768)	(10,090,353)	(1,421,196)
Maturity of long-term investment	284,000	5,240,732	738,142
Net cash received from disposal of equity investees	100,000	413,931	58,301
Net cash in (out) in relation to disposal of a subsidiary	230,799	62,998	8,873
Loan to employees	(60,285)	(66,590)	(9,379)
Repayments of loan to employees	36,416	169,049	23,810
Others	18,550	150,180	21,153

Net cash used in investing activities	(16,041,890)	(12,252,751)	(1,725,762)

Cash flows from financing activities
Capital contribution from non-controlling interest shareholder	275,950	19,348	2,725
Proceeds from short-term borrowings	7,669,943	12,279,050	1,729,468
Repayment of short-term borrowings	(5,883,561)	(9,924,563)	(1,397,845)
Repurchase of ordinary shares	(84,547)	(1,006,451)	(141,756)
Payment of dividends	(1,323,205)	(2,072,509)	(291,907)
Others	6,403,622	(64,711)	(9,114)

Net cash provided by/(used in) financing activities	7,058,202	(769,836)	(108,429)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	338,106	109,843	15,471
Net change in cash, cash equivalents and restricted cash	2,833,726	448,223	63,131
Cash, cash equivalents and restricted cash at beginning of year	9,769,361	12,603,087	1,775,107

Cash, cash equivalents and restricted cash at end of year	12,603,087	13,051,310	1,838,238

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31,
	2022	2023
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
			(Note 2)
Cash and cash equivalents	11,692,773	12,333,884	1,737,191
Restricted cash	895,483	686,568	96,701
Restricted cash, non-current (1)	14,831	30,858	4,346

Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	12,603,087	13,051,310	1,838,238

Note:

(1)	The non-current restricted cash is included in other non-current assets on the condensed consolidated balance sheets.

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

ZTO Express (Cayman) Inc. (the “Company”) was incorporated under the laws of Cayman Islands on April 8, 2015. ZTO, its subsidiaries and its variable interest entity and subsidiaries of variable interest entity (“VIE”) (collectively also referred to as the “Group”) are principally engaged in express delivery services in the People’s Republic of China (“the PRC”) through a nationwide network partner model.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for annual financial information and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEx, as amended, supplemented or otherwise modified from time to time (the “HK Listing Rules”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

(b)	Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All intercompany transactions and balances have been eliminated on consolidation.

The Group evaluates the need to consolidate its VIE of which the Group is the primary beneficiary. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for paid-in capital, additional paid-in capital and statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of registered capital and statutory reserves, to the Group in the form of loans and advances or cash dividends.

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and other relevant factors.

(d)	Convenience translation

The Group’s business is primarily conducted in the PRC and almost all of the Group’s revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, solely for the convenience of the readers outside the PRC. Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive income and unaudited condensed consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 31, 2023 were calculated at the rate of US$1.00=RMB7.0999, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation was made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

(e)	Revenue recognition

Disaggregation of revenue

	Year Ended December 31,
	2022		2023
	RMB	%	RMB	US$	%
	(Audited)		(Unaudited)	(Unaudited)
Express delivery services	32,575,698	92.1	35,488,060	4,998,389	92.4
Freight forwarding services	1,212,677	3.4	906,802	127,720	2.4
Sale of accessories	1,384,674	3.9	1,876,624	264,317	4.9
Others	203,947	0.6	147,429	20,765	0.3

Total revenues	35,376,996	100	38,418,915	5,411,191	100.0

Contract assets and liabilities

Contract assets include billed and unbilled receivables resulting from in-transit parcels, which were recorded in accounts receivable and not material as of December 31, 2022 and 2023.

Contract liabilities consist of advance payments, which were recorded in advances from customers and not material as of December 31, 2022 and 2023.

(f)	Income taxes

The Group accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position.

(g)	Earnings per share

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method). Ordinary share equivalents are excluded from the computation of diluted earnings per ordinary share if their effects would be anti-dilutive.

On October 27, 2016, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital were reclassified and redesignated into Class A ordinary shares and Class B ordinary shares. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impact to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary shares and Class B ordinary shares.

3.	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2022	2023
	RMB	RMB
	(Audited)	(Unaudited)
Accounts receivable, gross	941,971	613,541
Less: Allowance for credit losses	(123,003)	(40,983)

Total	818,968	572,558

The following is an analysis of accounts receivables by age, presented based on the invoice date, which approximated the revenue recognition date.

	As of December 31,
	2022	2023
	RMB	RMB
	(Audited)	(Unaudited)
Within 6 months	645,512	450,769
Between 6 months and 1 year	92,802	57,615
Between 1 year and 2 years	79,262	49,726
More than 2 years	124,395	55,431

Accounts receivable, gross	941,971	613,541

4.	ACCOUNTS PAYABLE AND NOTES PAYABLE

Accounts payable and notes payable consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
	(Audited)	(Unaudited)
Accounts payable	2,202,692	2,557,010
Notes payable	200,000	–

Total trade payable	2,402,692	2,557,010

An aging analysis of the accounts payable and notes payable as of December 31, 2022 and December 31, 2023, based on the invoice date or inception date at the end of the reporting period, is as follows:

	As of December 31,
	2022	2023
	RMB	RMB
	(Audited)	(Unaudited)
Within 6 months	2,178,737	2,548,617
Between 6 months and 1 year	218,179	4,789
Between 1 year and 2 years	2,728	1,366
More than 2 years	3,048	2,238

Total	2,402,692	2,557,010

5.	INCOME TAX

The current and deferred portion of income tax expenses included in the condensed consolidated statements of comprehensive income, which were substantially attributable to the Group’s subsidiaries are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
	(Audited)	(Unaudited)
Current tax expenses	1,388,714	1,780,818
Deferred tax expenses	244,616	157,782

Total	1,633,330	1,938,600

The Group’s effective tax rate for the years ended December 31, 2022 and 2023 were 19.71% (audited) and 18.14% (unaudited), respectively.

6.	SHARE-BASED COMPENSATION

Employee Share Holding Platform

In June 2016, the Group established an employee share holding platform (the “Share Holding Platform”). ZTO ES Holding Limited (“ZTO ES”), a British Virgin Islands company was established as a holding vehicle for the Group’s Share Holding Platform. Four limited liability partnerships (“LLPs”) were established in the PRC as the shareholders of ZTO ES. ZTO ES and the LLPs have no activities other than administering the plan and does not have employees.

On June 28, 2016, the Company issued 16 million ordinary shares to ZTO ES. All shareholder rights associated with these 16 million ordinary shares including but not limited to voting right and dividend right were waived until such time when the economic interests in the ordinary shares are granted to the employees, through transfer of interests in the LLPs. The recipient of limited partnership interests is entitled to indirectly all of the economic rights associated with the underlying ordinary shares of the Company and accordingly, at the direction of the employee, ZTO ES will sell the Company’s ordinary shares held in connection with the limited partnership interest owned by the employee, and remit the proceeds to the employee. The other shareholder’s rights associated with the Company’s ordinary shares held by the partnership may be exercised by the general partner of these LLPs. The Group referred to these limited partner’s partnership interests as ordinary share units and five ordinary share units correspond to the indirect economic interest in one ordinary share of the Company.

In March 2022 and 2023, 3,934,355 and 4,386,320 ordinary share units corresponding to 786,871 and 877,264 Company’s ordinary shares were granted to certain officers and employees, respectively. The consideration was nil for each of two years. These share awards vested immediately upon grant. The Group recorded the share- based compensation of RMB109,614 (audited) and RMB158,278 (unaudited) based on the market price at US$21.87 and US$26.27 of ordinary shares on the respective grant dates, in selling, general and administrative expenses in the condensed consolidated statements of comprehensive income for the years ended December 31, 2022 and 2023, respectively.

2016 Share Incentive Plan

In June 2016, the Board also approved the 2016 share incentive plan (the “2016 Share Incentive Plan”) in order to provide appropriate incentives to directors, executive officers and other employees of the Group. The 2016 Share Incentive Plan were amended and restated in September 2016, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase, by an amount equal to the least of (i) 0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares or (iii) such number of shares as may be determined by the Board.

With effect from May 1, 2023, the Company will no longer further increase the scheme limit of the 2016 Share Incentive Plan for the remaining term of the 2016 Share Incentive Plan, and the scheme limit of the 2016 Share Incentive Plan will be capped at the existing size of the share award pool as at December 31, 2022, i.e. 21,000,000 shares; options and awards under the 2016 Share Incentive Plan will be satisfied by the existing shares of the Company issued and reserved for the administration of the 2016 Share Incentive Plan and no new shares will be issued for the share award grants made or to be made pursuant to the 2016 Share Incentive Plan.

Restricted share units (“RSUs”)

In March 2022 and 2023, the Group granted 497,956 and 535,955 RSUs at par value to certain director, executive offices and employees pursuant to the 2016 Share Incentive Plan, respectively. These grants vested immediately upon grant. The Group recorded the share-based compensation of RMB69,366 (audited) and RMB96,698 (unaudited) based on the market price of ordinary shares at US$21.87 and US$26.27 on the respective grant dates in selling, general and administrative expenses in the condensed consolidated statements of comprehensive income for the years ended December 31, 2022 and 2023, respectively.

7.	EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	As of December 31,
	2022	2023
	RMB	RMB
	(Audited)	(Unaudited)
Numerator:
Net income attributable to ordinary shareholders – basic	6,809,056	8,749,004
Plus: Interest expense of convertible senior notes	45,809	145,451

Net income attributable to ordinary shareholders – diluted	6,854,865	8,894,455
Shares (Denominator):
Weight average ordinary shares outstanding – basic	809,442,862	807,739,616
Plus: Dilutive effect of convertible senior notes	10,830,669	31,209,067

Weight average ordinary shares outstanding – diluted	820,273,531	838,948,683
Earnings per share – basic	8.41	10.83
Earnings per share – diluted	8.36	10.60

6,024,675 (audited) and 5,147,411 (unaudited) ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2022 and 2023, respectively, and therefore not included in the calculation of basic and dilutive earnings per share.

8.	REPURCHASE OF ORDINARY SHARES

On November 17, 2022, the board of directors has approved further changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$1 billion to US$1.5 billion and extending the effective time by one year through June 30, 2024.The Company expects to fund the repurchases out of its existing cash balance. As of December 31, 2023, the Company has purchased an aggregate of 42,501,325 (unaudited) ADSs at an average purchase price of US$25.01 (unaudited), including repurchase commissions, which had been fully paid as of December 31, 2023.

9.	DIVIDENDS

On March 15, 2022, a dividend in respect of the year ended December 31, 2021 of US$0.25 per ordinary share, in an aggregate amount of US$202,433 (RMB1,289,418) (audited), had been approved by the board of directors of the Company.

On March 14, 2023, a dividend in respect of the year ended December 31, 2022 of US$0.37 per ordinary share, in an aggregate amount of US$299,319 (RMB2,055,723) (unaudited), had been approved by the board of directors of the Company.

For the years ended December 31, 2022 and 2023, dividends of US$191,847 (RMB1,323,205) (audited) and US$291,907 (RMB2,072,509) (unaudited) were paid to shareholders of record as of designated record dates.

On March 19, 2024, the board of directors approved a special dividend of US$0.62 per ADS and ordinary share for 2023 to the shareholders of record as of the close of business on April 10, 2024.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (https://zto.investorroom.com/). The annual report for the year ended December 31, 2023 will be sent to the Company’s shareholders and made available for review on the same websites in due course.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context indicates otherwise:

“2016 Plan”	the Company’s share incentive plan adopted in June 2016 as amended from time to time

“ADS(s)”	American depositary share(s) (each representing one Class A ordinary share of the Company)

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Audit Committee”	the audit committee of the Board

“Board”	the board of Directors

“CG Code”	the Corporate Governance Code as set out in Appendix C1 (formerly known as Appendix 14) to the Listing Rules

“China” or “PRC”	the People’s Republic of China

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company’s general meeting

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to 10 votes per share on any resolution tabled at the Company’s general meeting

“Company” or “ZTO”	ZTO Express (Cayman) Inc., a company incorporated in the Cayman Islands on April 8, 2015 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“Compensation Committee”	the compensation committee of the Board

“Contractual Arrangements”	variable interest entity structure and, where the context requires, the agreements underlying the structure, which the Company relies on to provide mail delivery services in China mainly through its consolidated affiliated entities and subsidiaries

“Director(s)”	the director(s) of the Company

“Environment, Social and Governance Committee”	the environmental, social and governance committee of the Board

“ESG”	environmental, social and governance

“Group”, “the Group”, “we” or “us”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“Hong Kong” or “HK”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 (formerly known as Appendix 10) to of the Listing Rules

“Nominating and Corporate Governance Committee”	the nominating and corporate governance committee of the Board

“NYSE”	New York Stock Exchange

“ordinary shares”	Class A and Class B ordinary shares of the Company, par value US$0.0001 per share

“Primary Conversion”	the Company’s voluntary conversion of its secondary listing status in Hong Kong to dual primary listing on the Hong Kong Stock Exchange

“Primary Conversion Effective Date”	May 1, 2023, on which the Primary Conversion became effective

“Prospectus”	the prospectus of the Company dated September 17, 2020 in connection with the offering of our Shares for subscription by the public in Hong Kong

“Reporting Period”	the year ended December 31, 2023

“RMB” or “Renminbi”	Renminbi yuan, the lawful currency of China

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of the Share(s)

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“substantial shareholder”	has the meaning ascribed to it under the Listing Rules

“U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$” or “U.S. dollars”	United States dollars, the lawful currency of the United States

“U.S. GAAP”	accounting principles generally accepted in the United States

“weighted voting right” or “WVR”	has the meaning ascribed to it under the Listing Rules

“ZTO ES”	Zto Es Holding Limited, a company incorporated in the British Virgin Islands

“%”	per cent

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, March 20, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Mr. Xudong CHEN as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE as independent non-executive directors.